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NEWS RELEASE

SHAW CLOSES $300 MILLION PREFERRED SHARE FINANCING

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

Calgary, Alberta (May 31, 2011) – Shaw Communications Inc. announced today that it has completed its public offering of 12,000,000 Cumulative Redeemable Rate Reset Preferred Shares, Series A (the “Series A Shares”).

The offering, previously announced on May 18, 2011, resulted in gross proceeds to the Company of $300 million. The net proceeds of the offering will be used for working capital and general corporate purposes.

The Series A Shares were offered to the public in Canada through a syndicate of underwriters co-led by TD Securities Inc. and CIBC World Markets Inc. and including RBC Capital Markets, Scotia Capital Inc., National Bank Financial Inc. and BMO Capital Markets, by way of prospectus supplement to the short form base shelf prospectus of Shaw Communications Inc. dated November 18, 2010.

Holders of the Series A Shares are entitled to receive a cumulative quarterly fixed dividend yielding 4.50% annually for the initial period ending June 30, 2016. Thereafter, the dividend rate will be reset every five years at a rate equal to the then current 5-year Government of Canada bond yield plus 2.00%. Holders of Series A Shares will have the right, at their option, to convert their shares into Cumulative Redeemable Floating Rate Preferred Shares, Series B (the “Series B Shares”), subject to certain conditions, on June 30, 2016 and on June 30 every five years thereafter. Holders of the Series B Shares will be entitled to receive cumulative quarterly dividends at a rate set quarterly equal to the then current three-month Government of Canada Treasury Bill yield plus 2.00%.

The Series A Shares are listed on the Toronto Stock Exchange under the ticker symbol SJR.PR.A.

The preferred shares have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and, subject to certain exceptions, may not be offered, sold or delivered, directly or indirectly, in the United States of America or for the account or benefit of U.S. persons (as defined in Regulation S under the U.S. Securities Act).

Shaw Communications Inc. is a diversified communications and media company, providing consumers with broadband cable television, High-Speed Internet, Home Phone, telecommunications services (through Shaw Business), satellite direct-to-home services (through Shaw Direct) and engaging programming content (through Shaw Media). Shaw serves 3.4 million customers, through a reliable and extensive fibre network. Shaw Media operates one of the largest conventional television networks in Canada, Global Television, and 18 specialty networks including HGTV Canada, Food Network Canada, History Television and Showcase. Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX – SJR.B, NYSE – SJR). For more information about Shaw, please visit www.shaw.ca.

For further information, please contact:

Shaw Investor Relations Department
investor.relations@sjrb.ca